UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Manager-Leasing Contract and Appointment of Chief Restructuring Officer

Centogene N.V. (the “Company”) previously announced its commitment to engage a financial consultancy firm and chief restructuring officer pursuant to the limited waiver, consent and fourth amendment, dated May 12, 2024, to the existing Loan and Security Agreement dated January 31, 2022 between the Company and Oxford Finance LLC, the Company’s senior lender. Further to such commitment, on August 11, 2024, the Company and Centogene GmbH, a wholly owned subsidiary of the Company (“Centogene GmbH”), entered into a manager-leasing contract (the “CRO Agreement”) with Atreus Interim Management GmbH, which became effective on August 13, 2024. Pursuant to the CRO Agreement, the Company appointed Thomas Wiedermann to serve as Chief Restructuring Officer of Centogene GmbH (the “CRO”) and as a managing director of Centogene GmbH. The CRO has (i) oversight over measures to improve the Company’s cost-savings and liquidity and (ii) authority to make decisions related to any restructuring of Centogene GmbH, without requiring the consent of any other managing directors of Centogene GmbH. The initial term of the CRO Agreement expires May 31, 2025, subject to earlier termination in accordance with its terms. On August 13, 2024, in connection with the CRO Agreement, the Company also (i) entered into a service agreement with the CRO (the “Service Agreement”), pursuant to which the CRO shall operate as a de facto member of the Company’s management board (subject to the Company’s supervisory board’s right to suspend the CRO), (ii) granted the CRO a power of attorney conferring authority to act on behalf of the Company to execute the CRO’s duties set forth in the CRO Agreement and (iii) entered into a separate indemnification agreement with the CRO (the “Indemnification Agreement”) pursuant to which the Company agreed to indemnify the CRO in connection with the CRO’s services to the Company (subject to certain customary exceptions).

The foregoing descriptions are qualified in their entirety by reference to the CRO Agreement, the Service Agreement and the Indemnification Agreement, copies of which are attached as Exhibits 99.1, 99.2 and 99.3 hereto, and which are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024

CENTOGENE N.V.

By:	/s/Jose Miguel Coego Rios
Name:	Jose Miguel Coego Rios
Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	CRO Agreement.

99.2	Service Agreement.

99.3	Indemnification Agreement.

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